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June 28, 2011

Mr. Andrew D. Mew
Accounting Branch Chief
Securities and Exchange Commission
100 F Street N.E., Stop 7010
Washington, D.C. 20549

Re:    Cheniere Energy Partners, L.P.
Re:    Form 10-K for the Fiscal Year Ended December 31, 2010
Re:    Filed March 3, 2011
Re:    File No. 001-33366

Dear Mr. Mew:

On behalf of Cheniere Energy Partners, L.P., a Delaware limited partnership (the “Partnership”), we enclose the response of the Partnership to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 14, 2011 with respect to the Partnership’s Form 10-K for the fiscal year ended December 31, 2010 (File No. 001-33366) (the “10-K”). For your convenience, the response is prefaced by the exact text of the Staff’s comment.

The Partnership acknowledges the following: (i) the Partnership is responsible for the adequacy and accuracy of the disclosure in the 10-K; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 10-K; and (iii) the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Sincerely,

/s/ Meredith S. Mouer
Meredith S. Mouer

cc:    Meg A. Gentle (Cheniere Energy Partners, L.P.)

Austin Beijing Dallas Houston London New York The Woodlands Washington, DC

Form 10-K for the Fiscal Year Ended December 31, 2010
Consolidated Financial Statements
Consolidated Statements of Operations, page 51

1.    We note your response to our prior comment one in our letter dated May 20, 2011 and the proposed revised disclosure. However, we are unclear about the appropriateness of your current combined EPU presentation under GAAP on the face of the income statements. We believe you should present earnings per common unit data on the face of the income statements instead of the combined EPU presentation. Please revise by amending the Form 10-K for the Fiscal Year Ended December 31, 2010 and the subsequent Form 10-Q for the Fiscal Quarter Ended March 31, 2011 or explain to us why you are not required to do so. Also, remove the combined EPU presentation in the proposed revised footnote disclosure.

Response:

In response to your comment above, in future filings we will present common earnings per unit (“EPU”) data on the face of the Partnership’s income statement instead of combined EPU data.

The Partnership presented combined limited partner (common unit and subordinated unit) EPU data on the face of the income statement in the 10-K and in the subsequent Form 10-Q for the fiscal quarter ended March 31, 2011 (the “10-Q”), rather than presenting common EPU data on a separate basis. We performed a materiality assessment of the omission of common EPU data in prior filings in connection with our response to your letter dated May 20, 2011, and we have also assessed the materiality of including combined EPU data in response to your letter dated June 14, 2011. We have concluded that the Partnership is not required to amend the 10-K or the 10-Q because the omissions of common EPU data and the inclusion of combined EPU data in those filings were not “material” omissions or misstatements.

SEC Staff Accounting Bulletin: No. 99 – Materiality (“SAB 99”) states, “The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.” In our letter dated June 3, 2011, we stated, “Furthermore, we do not believe the absence of such disclosure had a material impact to the readers of the Partnership’s financial statements taken as a whole.” Our conclusion that the omission of common EPU data and the inclusion of combined EPU data in each of the 10-K and the 10-Q were not material was determined by evaluating the “surrounding circumstances” and “total mix of information made available”, as prescribed by SAB 99. Our materiality assessment involved both quantitative and qualitative factors and is summarized below:

A number of quantitative factors were evaluated as part of the materiality assessment of the inclusion of combined EPU data instead of common EPU data in each of the 10-K and the 10-Q, which included, but were not limited to, the following:

•
The Partnership’s net income (loss), as well as the common unit information used to calculate common unit EPU data were correctly calculated and presented on the face of the income statement in each of the applicable filings; and

•    The combined EPU presentation was not misstated and was accurately labeled, and as such, we believe it was not misleading to the readers of the financial statements taken as a whole.

A number of qualitative factors were evaluated as part of the materiality assessment of the inclusion of combined EPU data instead of separately disclosed common EPU data in each of the 10-K and the 10-Q, which included, but were not limited to, the following:

•    It did not relate to the amount of distributions per common unit or the Partnership’s ability to make quarterly cash distributions to common unitholders, which are key metrics for investors in evaluating the Partnership;
•    It did not mask earnings trends or changes in earnings or market expectations;

Cheniere Energy Partners, L.P.
Form 10-K (File No. 001-33366)
Partnership’s Response to
SEC Comment Letter dated June 14, 2011

•    The earnings were properly stated and the disclosure would not have changed a loss to a gain or a gain to a loss;
•    It did not impact compliance with covenants or regulatory requirements;
•    It did not impact management’s compensation performance targets; and
•    It was not an intentional omission, nor the concealment of an unlawful transaction.

Conclusion:

Based on our materiality assessments, we have concluded that the omissions of common EPU data and inclusions of combined EPU data in the 10-K and the 10-Q were not material to the financial statements taken as a whole.

As described above, in future filings we will present common EPU data on the face of the Partnership’s income statement to ensure compliance with codification 260-10-45-60. In addition, we will further describe the Partnership’s common EPU calculation in a separate footnote disclosure and will not present combined EPU data on the face of the Partnership’s income statement or in the separate footnote disclosure.